UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ____)*


                       Philips International Realty Corp.
           ---------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
           ---------------------------------------------------------
                         (Title of Class of Securities)

                                    718333107
                      -------------------------------------
                                 (CUSIP Number)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

           X               Rule 13d-1(b)
      -----------

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  718333107



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1    NAME OF REPORTING PERSON

                  Heitman/PRA Securities Advisors, Inc.
                  IRS ID# 36-3988233


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                     (a)  ----

                                     (b)    X

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Illinois

                             5    SOLE VOTING POWER
NUMBER OF SHARES                  878,205
BENEFICIALLY OWNED
BY EACH REPORTING            6    SHARED VOTING POWER
PERSON WITH                          0

                             7    SOLE DISPOSITIVE POWER
                                   878,205

                             8    SHARED DISPOSITIVE POWER
                                    10,900


9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON
        889,105

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
   CERTAIN SHARES*


11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       12.1%

12 TYPE OF REPORTING PERSON (See Instructions)
          IA




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ITEM 1 (A) NAME OF ISSUER:

         Philips International Realty Corp.

ITEM 1 (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
           OFFICES:

         417 Fifth Avenue
         New York, New York  10016

ITEM 2 (A) NAME OF PERSON FILING:

         Heitman/PRA Securities Advisors, Inc.

ITEM 2 (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF
NONE, RESIDENCE:

         180 North LaSalle Street, Suite 3600
         Chicago, Illinois 60601

ITEM 2 (C) CITIZENSHIP:

         Illinois

ITEM 2 (D) TITLE OF CLASS OF SECURITIES:

         Common Stock

ITEM 2 (E) CUSIP NUMBER:  718333107

ITEM 3            IF THIS STATEMENT IS FILED PURSUANT TO RULE
                  13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE
                  PERSON FILING IS A:

ITEM 3 (E) An Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

ITEM 4    OWNERSHIP:

ITEM 4 (A) AMOUNT BENEFICIALLY OWNED:

         889,105

ITEM 4 (B) PERCENT OF CLASS:

         12.1

ITEM 4 (C) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

           (i)   sole power to vote or to
                 direct the vote              878,205
           (ii)  shared power to vote or to
                 direct the vote                0

          (iii)  sole power to dispose or
                 to direct the disposition of 878,205
           (iv)  shared power to dispose or to
                 direct the disposition of     10,900

ITEM 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

ITEM 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
          OF ANOTHER PERSON.

     Heitman/PRA Securities Advisors, Inc. serves as investment adviser for the Heitman Real Estate Portfolio, one of the Portfolios of UAM Funds Trust, a registered investment company, and thirty (30) separate account clients.

     Heitman Real Estate Portfolio, and 29 separate clients have given dispositive power to Heitman/PRA Securities Advisors, Inc. the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of 878,205 shares (12.0%) of this issuer. One (1) separate account has the right to vote and the right to receive or the power to direct the receipt of dividends, or proceeds from the sale of 10,900 shares (0.1%) of this issuer.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.

ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
          THE GROUP.

          Not applicable.

ITEM 9    NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

ITEM 10   CERTIFICATIONS.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 1998

                                            /s/Nancy B. Lynn
                                            -----------------------
                                            NANCY B. LYNN,
                                            Vice President






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